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                              March 21, 2024

       Samantha Xu
       Chief Financial Officer
       BW LPG Ltd
       c/o BW LPG Holding Pte Ltd
       10 Pasir Panjang Road
       #17-02 Mapletree Business City, Singapore 117438

                                                        Re: BW LPG Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-FR12(b)
                                                            Submitted March 7,
2024
                                                            CIK No. 0001649313

       Dear Samantha Xu:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 1, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form 20-FR12(b) submitted March 7,
       2024

       8.A Consolidated Statements and Other Financial Information Dividend Policy, page 111

   1. We note your response to prior comment 11, including revisions to your dividend policy risk factor at page 39.
Please further revise your dividend policy disclosure to clarify how dividends will be
determined. For instance, please explain how Shipping NPAT and net leverage are determined
for this purpose, provide examples of extraordinary items that would adjust the
payout, and explain how BW Product Services' performance would be considered to determine
the payout.
 Samantha Xu
BW LPG Ltd
March 21, 2024
Page 2
10.B Memorandum and Articles of Association
Exclusive Jurisdiction for Bermuda Companies Act and US Securities Act and Securities
Exchange Act Claims, page 121

2. We note your disclosure that the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the exclusive forum for any dispute concerning the Bermuda
      Companies Act or out of or in connection with the Company   s bye-laws,
including any
      question regarding the existence and scope of such bye-laws and/or whether there has been any breach of the Bermuda Companies Act or the bye-laws by an officer or director
      of the Company. We further note your disclosure that the Company   s
bye-laws provide
      that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolving any complaint arising under the Securities Act or the Exchange Act.

      Please revise to provide clear risk factor disclosure regarding these provisions. Such risks may include, but are not limited to, increased costs to bring a claim and that these
      provisions can discourage claims or limit investors    ability to bring a
claim in a judicial
      forum that they find favorable. The disclosure should also address whether there is any question as to whether a court would enforce the provisions. For instance, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, your disclosure should state that there is uncertainty as to whether a court would enforce your second provision, and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
       Please contact Lily Dang at 202-551-3867 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz
Packebusch at 202-551-8749 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                             Sincerely,
FirstName LastNameSamantha Xu
                                                             Division of
Corporation Finance
Comapany NameBW LPG Ltd
                                                             Office of Energy &
Transportation
March 21, 2024 Page 2
cc:       Sebastian R. Sperber
FirstName LastName